Exhibit 99

Seabridge Gold Inc.
News Release

Trading Symbols: TSX-V: SEA	For Immediate Release
AMEX: SA	May 1st, 2007

Seabridge Gold Files 43-101 Study on Grassy Mountain

Toronto, Canada…Seabridge Gold announced today that a National Instrument 43-101 compliant study of its 100% owned Grassy Mountain project located in Oregon has been filed on SEDAR. The study was prepared by Resource Modeling Inc. (“RMI”) of Tucson, Arizona.

As background, in April 2003 Seabridge Gold completed the acquisition of a 100% interest in the Grassy Mountain Project. The project is located in Malheur County, Oregon, approximately 70 miles west of Boise, Idaho and 22 miles southwest of Vale, Oregon. During the late 1980s and early 1990s a significant amount of geologic, mine engineering, civil engineering, and environmental baseline work was completed by a number of companies. In addition, previous owners completed resource estimates prior to the implementation of National Instrument 43-101.

During 2006, Seabridge commissioned Resource Modeling Incorporated (“RMI”) to complete a 43-101 Technical Report on the project. RMI reviewed all of the available pertinent exploration data that were used by previous companies to estimate Mineral Resources. The electronic database was verified to be reasonably accurate by comparing randomly selected assays from the electronic database with assay certificates. Available QA/QC results were reviewed and deemed by RMI to be marginal, but generally acceptable to be used for estimating Mineral Resources.

RMI completed various statistical analyses of the drill hole data with the result that raw gold assays were capped at 34.3 grams per tonne (1.0 ounce per short ton). The estimate of block gold grades was controlled by designing a series of gold grade envelopes using a 0.34 g/t (0.010 opt) cutoff grade. Block grades were estimated using inverse distance weighting methods with 6-meter-long (20-foot) composites. Block grades were verified using visual and statistical methods.

Mineral Resources were classified using the distance to data and number of data method. Indicated Mineral Resources were restricted to blocks located inside of the 0.34 g/t gold grade envelopes provided that other criteria (e.g. number of data and distance to the data) were met. The author generated several conceptual pits using the Lerchs-Grossmann algorithm. Reasonable price, cost, recovery, and pit slope parameters were used to develop the conceptual pits. Mineral Resources stated herein are contained in a Lerchs-Grossmann conceptual open pit at a gold cutoff grade of 0.55 grams per tonne and using a gold price of US$600 per ounce, mining and processing costs of US$1.50 and US$7.50 per ton respectively.

At a 0.55 gram per tonne gold cut-off grade, RMI estimated an Indicated Mineral Resource of 18.7 million tonnes grading 1.54 grams per tonne gold (924,000 ounces). In the Inferred category, RMI estimated an additional 1.7 million tonnes grading 1.10 grams per tonne (61,000 ounces).

In its report, RMI states that the Grassy Mountain project is believed to represent one of the most studied “Unpermitted” precious metal projects in the United States. The Grassy Mountain Project was never advanced into production for two distinct reasons: (i) relatively low gold prices during the 1990’s and (ii) more importantly, a difficult permitting environment. The geology, mineralization, and metallurgy have been studied extensively by past operators who found no significant technical issues (e.g. mining or

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processing) that would preclude the project being developed. Maximum value from the property would probably be achieved through an open pit mining operation with both heap leach and conventional milling circuits. This option would undoubtedly require a significant commitment of time and resources to permit. An underground mining and offsite processing option has been suggested as the most likely scenario that could be permitted in the most timely and cost efficient manner. It is the opinion of RMI that if this property were located in Nevada, it would have been mined, milled, and reclaimed years ago.

Gold resource estimates included herein were prepared by Resource Modeling Inc. under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Hog Ranch project and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

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